SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of March, 2007
CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
(translation of Registrant’s name into English)
Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________
     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED (Registrant)
Date: March 26, 2007	By:	Signed: Donald F. Barnhardt
		Name:	Donald F. Barnhardt
		Title:	Corporate Secretary

CANADIAN PACIFIC RAILWAY LIMITED
Notice Of Intention To Make Normal Course Issuer Bid
Notice is hereby given that Canadian Pacific Railway Limited (the “Corporation” or “CPR”) intends to make normal course issuer bid purchases of its outstanding common shares (the “Common Shares”) as set forth in this notice. The issued and outstanding Common Shares are listed on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”) under the trading symbol “CP”.
1.      Name of Issuer
Canadian Pacific Railway Limited
Suite 500, 401 — 9th Avenue, S.W.
Calgary, Alberta T2P 4Z4
2.      Shares Sought
The Corporation may purchase up to 4,975,000 Common Shares pursuant to this Notice of Intention, representing approximately 3.2% of the 155,534,263 Common Shares outstanding as of March 15, 2007, provided that not more than 4,230,080 Common Shares may be purchased by the Corporation during the period commencing March 28, 2007 to June 5, 2007. Although the Corporation has a present intention to acquire Common Shares, it is not obligated to make any purchases. All Common Shares purchased pursuant to the bid will be cancelled.
3.      Duration
Purchases may be made during the 12 month period commencing on March 28, 2007 and ending March 27, 2008.
4.      Method of Acquisition
The shares will be purchased from time to time through the facilities of the TSX and the NYSE. The purchase and payment for the Common Shares will be made by the Corporation in accordance with the policies of the exchange through which the Common Shares are purchased. Purchases under this notice will be made by means of open market transactions or such other means as may be permitted by the TSX (which may include pre-arranged crosses).
5.      Consideration Offered
The price that the Corporation will pay for any shares acquired by it will be the market price of the Common Shares at the time of acquisition or such other price as may be permitted by the TSX. The Corporation presently intends to fund the purchase of the Common Shares pursuant to the normal course issuer bid from its working capital, which may include funding derived from cash flow or from borrowing, proceeds from dispositions, proceeds from employee share purchases or other sources. There are no restrictions on the consideration to be offered by the Corporation.
6.      Reasons for the Normal Course Issuer Bid
The purpose and business reason for purchases made pursuant to the normal course issuer bid is that the Corporation believes that the market price of its Common Shares could be such that the purchase of Common Shares may be an attractive and appropriate use of corporate funds in light of potential benefits to remaining shareholders.
7.      Valuation
To the knowledge of the directors and senior officers of the Corporation, after reasonable inquiry, no independent appraisal or valuation or material non-independent appraisal or valuation regarding the Corporation, its material assets or securities has been prepared within the last two years preceding the date hereof.
8.      Previous Purchases
During the period commencing June 6, 2006 and ending February 28, 2007, the Corporation purchased an aggregate of 3,685,982 Common Shares by way of normal course issuer bid purchases pursuant to its then existing normal course issuer bid (which was terminated upon acceptance by the TSX of this Notice of Intention) at an average price of $57.17 per share. No additional Common Shares were purchased by the Corporation subsequent to February 28, 2007 and prior to the date hereof.
9.      Persons Acting Jointly or in Concert With the Issuer
No person or company is acting jointly or in concert with the Corporation in connection with the normal course issuer bid.
10.      Acceptance by Insiders, Affiliates and Associates
To the knowledge of the directors and officers of the Corporation, after reasonable inquiry, none of the directors or senior officers of the Corporation, nor any associates thereof, nor any person holding 10% or more of any class of equity securities of the Corporation, presently intends to sell any Common Shares during the course of the normal course issuer bid. It is possible, however, that sales by such persons may occur as a result of the exercise by such persons of outstanding options during the course of the normal course issuer bid or as a result of personal circumstances or decisions unrelated to the existence of the normal course issuer bid.
The Corporation does not have any contract, arrangement or understanding, formal or informal, with any holder of the Common Shares with respect to its proposed purchase of shares under the normal course issuer bid.

11.      Benefits from the Normal Course Issuer Bid
There is no direct or indirect benefit arising from the normal course issuer bid to any of the persons or companies named in Item 10 other than those available to all shareholders of the Corporation.
12.      Material Changes in the Affairs of the Issuer
There are no material changes or plans or proposals for material changes in the affairs of the Corporation that have not previously been publicly disclosed.
13.      Certificate
The undersigned, duly authorized by the Board of Directors of the Corporation, certifies that this notice is complete and accurate and in compliance with Part 6 of the Rules and Policies of the TSX. This notice contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.
Calgary, March 23, 2007.

(signed) “Michael Lambert”
Michael Lambert
Executive Vice-President and Chief Financial Officer